UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
URCHIN MERGER SUB, INC.
a wholly owned subsidiary of
U.S. RENAL CARE, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
252529102
(CUSIP Number of Class of Securities)

Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee *
Not Applicable *	Not Applicable *

*	Under General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable

Form or Registration Number:	Not applicable

Filing party:	Not applicable

Date filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-Party Tender Offer Subject to Rule 14d-1

☐	Issuer Tender Offer Subject to Rule 13e-4

☐	Going Private Transaction Subject to Rule 13e-3

☐	Amendment to Schedule 13D Under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Urchin Merger Sub, Inc., a Florida corporation (“Purchaser”), and a wholly owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation, (“Parent”), for all of the outstanding common stock of Dialysis Corporation of America, a Florida corporation (the “Company”), to be commenced pursuant to the terms and conditions of the Agreement and Plan of Merger, dated April 13, 2010, among Parent, Purchaser and the Company (the “Offer”).
The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock, described in this filing has not commenced. At the time the Offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other documents related to the Offer filed with the SEC) will be available at no charge on the SEC website at www.sec.gov.
Item 12. Exhibits

Exhibit
Number	Description

99.1	Press Release dated April 14, 2010